RATTLER MIDSTREAM LP

500 West Texas Avenue

Suite 1200

Midland, Texas 79701

May 6, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jill Davis, Associate Chief Accountant, Office of Chief Accountant
Mara L. Ransom, Assistant Director, Office of Consumer Products
James Allegretto, Senior Assistant Chief Accountant, Office of Consumer Products
Adam Phippen, Staff Accountant
Donna Di Silvio, Staff Accountant
Katherine Bagley, Staff Attorney

Re:	Rattler Midstream Partners LP
Amendment No. 5 to Registration Statement on Form S-1
Filed April 4, 2019
File No. 333-226645

Ladies and Gentlemen:

Set forth below is the response of Rattler Midstream LP, a Delaware limited partnership formerly known as Rattler Midstream Partners LP (the “Partnership”), to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 2, 2019 with respect to Amendment No. 5 to the Registration Statement on Form S-1 submitted to the Staff on April 4, 2019, File No. 333-226645 (the “Registration Statement”) and the supplemental response submitted to the Staff on April 25, 2019.

The Partnership has amended the Registration Statement and filed Amendment No. 6 to the Registration Statement (“Amendment No. 6”) with the Commission on the date hereof to, among other things, address the Staff’s comment. For your convenience, the Partnership has set forth below the Staff’s comment followed by the Partnership’s response. Caption references and page numbers refer to the captions and pages contained in Amendment No. 6, unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 6.

Financial Statements

Rattler Midstream LP Unaudited Pro Forma Combined Financial Statements, page F-2

1.

We have reviewed the information that you provided in response to comment 4 in your letters dated April 4 and April 25, 2019. Please expand your management’s discussion and analysis to provide insight into how the assets were used prior to

United States Securities and Exchange Commission

May 6, 2019

being transferred to you as compared to how you are utilizing them. The nature of this discussion should address the operational attributes of the assets both pre- and post-acquisition, including but not limited to the following:

•	The nature of the specific assets acquired;

•	The capacity and capability of the assets;

•	How the assets were operated;

•	The utilization of the assets and other relevant operational data, such as gathering and service volumes;

•	The age of the assets when acquired and their expected remaining useful lives; and

•	Supplier and customer relationships.

This information should address each asset drop down. To the extent the assets are reflected in your pro forma financial statements, please provide a cross reference to the management’s discussion and analysis.

Response: In response to the Staff’s comment, the Partnership has added disclosure, which addresses the operational attributes of the assets both pre- and post-acquisition, to the section entitled “Contribution of Midstream Assets,” within Management’s Discussion and Analysis of Financial Conditions and Results of Operations at page 90.

United States Securities and Exchange Commission

May 6, 2019

*        *        *         *        *

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

RATTLER MIDSTREAM LP

By: Rattler Midstream GP LLC, its General Partner

By:	/s/ Teresa L. Dick
Name:	Teresa L. Dick
Title:	Chief Financial Officer Executive Vice President and Assistant Secretary

cc:      Seth R. Molay, P.C.

          Akin Gump Strauss Hauer & Feld LLP